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QUICK LAW GROUP PC

1035 PEARL STREET
SUITE 403
BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

July 18, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Ms. Jan Woo
Mr. Michael Foland

Re:	Tapinator, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 12, 2018
File No. 333-224531

Ladies and Gentlemen,

On behalf of Tapinator, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 10, 2018 (the “Comment Letter”), to Ilya Nikolayev, Chief Executive Officer of the Company, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 2”) with the Commission, responding to the Staff's comments in the Comment Letter and updating the Registration Statement.

References herein to page numbers are to page numbers in Amendment No. 2.

The following is the Company's response to the Comment Letter. The Company's response is numbered to correspond to the Staff's comments as numbered in the Comment Letter. For your convenience and except with respect to Comment No. 4, the Staff's comments contained in the Comment Letter have been restated below in its entirety, with the Company's response set forth immediately under each comment. Please note that with respect to Comment No. 4 of the Comment Letter the Company has separated the comment into three parts in an effort to address each element of the comment more specifically.

U.S. Securities and Exchange Commission

July 18, 2018

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 2 which is marked to show changes from the relevant portions of the Registration Statement.

Risk Factors

We are an “emerging growth company” and we cannot be certain that the reduced disclosure requirements…page 15

1.

Please refer to our prior comment 9. You state that you have not elected to take advantage of the benefits of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B). If you do not intend to take advantage of the extended transition provisions, this election is irrevocable and you should clearly indicate as such. Alternatively, if you intend to take advantage of these provisions, as your cover page appears to indicate, please revise this disclosure accordingly.

Response: The Company does not intend to take advantage of the exemptions from complying with new or revised accounting standards provided in Section 7(a)(2)(b) of the Securities Act of 1933, as amended. Therefore, the Company has revised its disclosure on the cover page to indicate as such and has revised its disclosure on page 15 to clearly indicate this election is irrevocable.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Trends in Key Non-GAAP Financial Metrics, page 22

2.

Please revise so that your GAAP Results of Operations discussion precedes your Non-GAAP Key Financial Metrics discussion. Refer to Question 102.10 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company has made the requested revisions on pages 22 to 30 to revise its disclosure so that the GAAP Results of Operations precedes its Non-GAAP Key Financial Metrics discussion.

Signatures, page II-8

3.

Your controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Response: The Company’s Vice President of Finance and Accounting, Brian Chan, who is its principal accounting officer, has signed Amendment No. 2 on page II-8.

U.S. Securities and Exchange Commission

July 18, 2018

General

4.

In response to prior comment 7, you state that you do not believe that the non-fungible tokens and crypto-collectibles that will be issued as part of your Blockchain Games are securities as defined in Section 2(a)(1) of the Securities Act. Specifically, you note that that these are not “investment opportunities that will appreciate in value.” However, you state on the BitPainting website that the non-fungible tokens and the crypto-collectibles provide “profit opportunities” for collectors.

Response: While there may in fact be profit opportunities that ultimately arise from these crypto-collectibles (similar to profit opportunities that may arise from physical collectibles such as baseball cards or basketball shoes), profit opportunities are secondary to the entertainment value that these games are intended to provide. Therefore, the Company has removed all references to potential profit opportunities from the BitPainting website.

We also note that the Dark Winds cards are offered publicly on an external trading platform.

Response: Dark Winds’ digital trading cards are offered on OpenSea.io, which is a decentralized auction marketplace for crypto-assets, which include collectibles, gaming items and other digital goods that are supported by a blockchain like Ethereum. On OpenSea, users can buy or sell a wide variety of these items through a smart contract, meaning that no central authority ever holds custody of the items. Similar to how a collector might sell baseball cards or basketball shoes on Ebay, OpenSea provides similar functionality for decentralized digital assets. By allowing the Company’s crypto-game assets to be bought and sold within third party auction platforms such as OpenSea, the Company is reducing the reliance that its players might have on the long term viability of the Dark Winds application.

Supplementally, please provide us with detailed information regarding the functionality of BitPainting and Dark Winds. For example, describe the material features and uses for these products. Also explain the extent to which they are decentralized, whether and how they can be traded, and their current functionality and capability.

U.S. Securities and Exchange Commission

July 18, 2018

Response: In response to the above request, please see the table below:

	BitPainting (“BP”)	DarkWinds (“DW”)
Game Type	Crypto-collectibles for virtual/digital art	Collectible strategy card game

Website	www.bitpainting.com	www.playdarkwinds.com

Features/ Functionality/ Capability	-browse marketplace of virtual artworks	-browse a library of collectible trading cards
	-acquire virtual artworks	-acquire a pack of collectible trading cards
	-create a collection by acquiring virtual artworks	-create a deck of ten cards from the cards that a user owns
	-create editions of artworks that a user owns	-use the deck of ten cards to battle another user in heads-up, synchronous gameplay
	-gift artworks to other users	-view leaderboard rankings, based on points amassed through wins/losses
-sell artworks via auction to other users

Decentralization Attributes	-each artwork and its key attributes (name, artist, price, etc.) are stored on the ETH blockchain	-each collectible trading card and its key attributes are stored on the ETH blockchain
	-each auction (start price, end price, duration) is managed via a smart contract on the ETH blockchain	-each sale of a pack of collectible trading cards is managed via a smart contract on the ETH blockchain
	-each sale/purchase of an artwork is conducted via the ETH blockchain	-DW digital assets can be independently traded on the OpenSea.io platform, independent of the DarkWinds website
-each creation of an artwork (i.e., an edition) is conducted via the ETH blockchain

U.S. Securities and Exchange Commission

July 18, 2018

Centralized Functionality

-when an artwork is published and sold for the first time on BitPainting, the auction start and end price is set by BitPainting admins based on the tier of the artist as determined by their historical physical world auction results. The duration of these auctions is set to one day by default. Because these are dutch auctions, the price will decline over the duration of the auction until a buyer has been found or until the end price has been reached. The tier mechanics including the start and end price of each tier if fully transparent and published on the BitPainting website.

-when cards are originally sold, the price of the card/pack is set and published on the Dark Winds website by Dark Winds admins. The cards are sold individually and in packs of 10 and 25. The per card cost begins at approximately $.09 and decreases slightly as the pack size increases. This cost is slightly less than the current cost of a baseball card.

	-certain attributes of an artwork (for example, stylistic period) are stored on BP's servers and not on the ETH blockchain	-when a user selects ten cards to use as part of a deck, this is saved on DW servers and not on the blockchain

Tradability / Resale	-BP offers a marketplace at bitpainting.com through which artwork can be traded via a user controlled dutch auction	-DW does not currently offer the ability to trade cards between users through its own marketplace
	-since each artwork is stored on the ETH blockchain, each artwork can also be traded directly between users	-since each card is stored on the ETH blockchain, each card can be traded directly between users
-DW cards can be purchased and sold via auction at OpenSea.io, an independent digital collectibles marketplace

U.S. Securities and Exchange Commission

July 18, 2018

We hope the above responses and the revised disclosure to Amendment No. 2 have addressed appropriately all of the Staff’s comments. Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (720) 259-3393.

Sincerely,

QUICK LAW GROUP P.C.

/s/ Jeffrey M. Quick

Jeffrey M. Quick

cc:       Ilya Nikolayev, Tapinator, Inc.

Andrew Merkatz, Tapinator, Inc.